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(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

RESIGNATION OF DIRECTOR

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) announces that it received a letter of resignation from Mr. Lam Kwong Yu on 5 August 2011 in respect of his directorship with the Company with effect from the same date due to his personal time allocation arrangement . Mr. Lam Kwong Yu confirms that he has no disagreement in all aspects with the Board and there is no matter relating to his resignation that should be brought to the attention of the holders of securities of the Company.

Mr. Lam Kwong Yu ceased to be an independent non-executive Director and a member of the Strategic Decision-Making Committee of the Company on 5 August 2011, the Board now comprises 10 members, which is in compliance with the relevant PRC laws and regulations.

The Board would like to express its sincere appreciation to Mr. Lam Kwong Yu for his contribution to the Company's development in the past years.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

5 August 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.